

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Tyler Sloat
Chief Financial Officer
Zuora, Inc.
3050 South Delaware Street
Suite 301
San Mateo, CA 94403

Re: Zuora, Inc.
Form 10-K for Fiscal Period Ended January 31, 2019
Filed April 18, 2019
File No. 001-38451

Dear Mr. Sloat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jennifer Pileggi